Exhibit 21

Subsidiaries of Citizens Community Bancorp, Inc.

The following lists the direct and indirect subsidiaries of Citizens Community Bancorp, Inc.:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Citizens Community Federal National Association	Federal (U.S.)
Wells Insurance Agency, Inc.	Minnesota